09042555

n.a. 10/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
SEP 29 2009
Washington, DC
110

SEC FILE NUMBER
8- 31654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8-1-08 (MM/DD/YY) AND ENDING 7-31-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: General Securities Corp

OFFICIAL USE ONLY
15062
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

422 E Armour Rd
(No. and Street)

North Kansas City (City) MO (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Miller 816-472-7170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley, CPA, PC
(Name – *if individual, state last, first, middle name*)

3000 Brooktree Lane (Address) Gladstone (City) MO (State) 64119 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/30

OATH OR AFFIRMATION

I, David S Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of General Securities Corp, as of 7-31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SHERRY KRUGER
My Commission Expires
June 5, 2012
Clay County
Commission #08464101

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

GENERAL SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JULY 31, 2009

GENERAL SECURITIES CORPORATION

Table of Contents

BRUCE D. CULLEY CPA, PC
3000 Brooktree Lane, Suite 210
Gladstone, Mo. 64119
(816) 453-1040

Independent Auditor's Report

Board of Directors
General Securities Corporation
North Kansas City, Missouri

I have audited the accompanying statements of financial condition of General Securities Corporation as of July 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of General Securities Corporation as of July 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bruce Culley
Bruce Culley
Certified Public Accountant

Gladstone, Missouri
September 20, 2009

GENERAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JULY 31, 2009

ASSETS	
Cash	$ 26,894
Deposits with Clearing Organization	50,486
Receivable from Clearing Organization	9,286
Securities Owned - Marketable, at Market Value	99,433
Furniture, Equipment and Leasehold Improvements at Cost, less Accumulated Depreciation and Amortization of $128,892	7,523
Deferred Taxes	28,947
Prepaid Commissions	1,000
Other Assets	3,830
Total Current Assets	$227,399
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payroll and Related Taxes	$ 59,634
Accounts Payable and Accrued Expenses	11,085
Profit Sharing Payable	5,000
Income Tax Payable	14,308
Total Liabilities	90,027
Stockholders' Equity	
Common Stock, 30,000 Shares Authorized 28,000 Issued and Outstanding, $1.00 Par Value	28,000
Additional Paid-in Capital	87,848
Retained Earnings	407,024
Treasury Stock	(385,500)
Total Stockholders' Equity	137,372
Total Liabilities and Stockholders' Equity	$227,399

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JULY 31, 2009

REVENUES	
Commissions	$ 486,332
Interest	1,260
Other	80,619
Total Revenues	568,211
EXPENSES	
Salaries	140,633
Clearance Brokerage	118,676
Commissions	119,967
Communications	5,718
Occupancy	34,602
Regulations and Fees	(2,417)
Profit Sharing Contribution	5,000
Payroll Taxes	9,927
Cleaning	1,675
Office Expense	13,371
Accounting and Audit	5,500
Insurance	27,536
Utilities	4,689
Depreciation	1,062
Dues and Publications	5,634
Postage and Shipping	1,877
Other Taxes	636
Advertising and Promotion	350
Charitable Contributions	82,780
Miscellaneous	1,010
Total Expenses	578,226
Income (Loss) Before Income Taxes	(10,015)
Income Tax Expense	
Current	14,308
Deferred	(11,382)
Total Income Tax Expense	2,926
Net Income (Loss)	$ (12,941)

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2009

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings
Balance, July 31, 2008	$ 28,000	$ 87,848	$(385,500)	$419,965
Dividends	-	-	-	-
Net Income (Loss)	-	-	-	(12,941)
Purchase Treasury Stock	-	-	-	-
Balance, July 31, 2009	$ 28,000	$ 87,848	$(385,500)	$407,024

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (12,941)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Depreciation	1,062
(Increase) Decrease in Assets	
Deposits with Clearing Organization	(231)
Receivable from Broker, Dealers and Clearing Organizations	2,199
Prepaid Commissions	(1,000)
Deferred Tax Benefit	(11,382)
Marketable Securities	(6,607)
Increase (Decrease) in Liabilities	
Payroll Related Payable	59,215
Accounts Payable and Accrued Expenses	(3,704)
Income Tax Payable	(5,760)
Total Adjustments	33,792
Net Cash Provided (Used) by Operating Activities	20,851
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of Furniture and Fixtures	(4,998)
Net Cash Provided (Used) by Investing Activities	(4,998)
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net Increase (Decrease) in Cash	15,853
Cash, Beginning of Year	11,041
Cash, End of Year	$ 26,894

See accompanying notes to the financial statements.

GENERAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2009

NOTE 1 - NATURE OF BUSINESS

General Securities Corporation is a broker/dealer located in North Kansas City, Missouri. The Corporation is primarily engaged in the buying and selling of securities, commodities, mutual funds and insurance products. The Corporation also engages in providing investment advisory services to its customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of General Securities Corporation is presented to assist in understanding the Corporation's financial statements. The financial statements and notes are representations of the Corporation's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The Corporation prepares its financial statements on the accrual basis of accounting. Brokerage transactions of the Corporation are recorded on a trade date basis. Customer brokerage transactions are recorded on a settlement date basis. All related commission income and expenses are recorded on a trade date basis.

Cash

For the purposes of the statement of cash flows, the Corporation considers cash and restricted cash to be cash equivalents.

Marketable Securities, Owned

Marketable securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income on the income statement. The Corporation's marketable securities owned at July 31, 2009, consisted of:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Marketable Securities, Owned - Continued

	Owned	Sold But Not Yet Purchased
U.S. Government and Agency	$ 99,433	$ -

The Corporation clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Corporation.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over thirty nine years. Depreciation is computed on an accelerated method for financial reporting purposes and for income tax purposes. Depreciation expense of $1,062 was recorded for the year ended July 31, 2009. The Corporation's property, plant and equipment with related accumulated depreciation consisted of:

Office Equipment	$ 56,273
Leasehold Improvements	7,793
Computer Equipment	72,349
Total	136,415
Accumulated Depreciation	(128,892)
Net Book Value	$ 7,523

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes - Continued

recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate to timing differences when income and expenses are reported for tax and accounting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE 3 - DEPOSITS WITH CLEARING ORGANIZATIONS

The Corporation maintains cash deposits with clearing organizations. The deposits are required as part of agreements disclosing that the organizations will act as clearing brokers for the Corporation. The clearing broker is Southwest Securities, Inc. The balance on deposit with Southwest Securities, Inc. at July 31, 2009, was $50,486.

NOTE 4 - EMPLOYEE BENEFIT PLAN

The Corporation has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees. The balance of the liability at July 31, 2009, is $640 and is included in accounts payable.

NOTE 5 - OPERATING LEASES

The Corporation leases commercial office space at 422 East Armour Road from Northtown Devco. The lease is a renewable non-cancelable three-year operating lease, expiring August 31, 2011. Occupancy expenses of $34,602 were recorded for the year ended July 31, 2009. As of July 31, 2009, the aggregate future minimum lease payments for the remainder of the lease are:

Year Ended July 31	Minimum Lease Payment
2010	$ 24,272
2011	24,272
2012	2,856
Total	$ 51,400

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation's minimum net capital requirement is $50,000. As of July 31, 2009, the Corporation had net capital of $93,848, which was in excess of the required amount by $43,848.

General Securities is exempt from SEC Rule 15c3-3 (which requires a computation for determination of reserve requirements) under K2ii.

NOTE 8 - RETIREMENT PLAN

General Securities Corporation adopted a retirement plan effective August 1, 1995. The plan is a 401k plan. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Corporation. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Corporation. The Corporation made matching contributions to the plan for the year ended July 31, 2009, of $5,000.

NOTE 9 - INCOME TAXES

The Corporation uses the accrual method of accounting for income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of income taxes currently due plus deferred taxes. The deferred taxes represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The deferred tax asset has been calculated as follows:

Deferred Tax Asset, July 31, 2008	$ 17,565
Additions during Fiscal 2009	11,382
Used during Fiscal 2009	-
Deferred Tax Asset, July 31, 2009	$28,947

The entire deferred tax asset has been created from charitable contributions made by the Corporation wherein deductions are limited by the Internal Revenue Service. The charitable contributions are deductible in future years based upon the Corporation's taxable income.

SUPPLEMENTARY SCHEDULES

GENERAL SECURITIES CORPORATION
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

SCHEDULE I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			137,372 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			137,372 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			137,372 [3530]
6.	Deductions and/or charges:			
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		41,535 [3540]	
	B. Secured demand Note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and /or Charges		[3610]	-41,535 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			95,837 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities Commitments		[3660]	
	B. Subordinated securities Borrowings		[3670]	
	C. Trading and investment Securities:			

GENERAL SECURITIES CORPORATION
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

SCHEDULE II

1. Exempted securities		[3735]	
2. Debt Securities		[3733]	
3. Options		[3730]	
4. Other securities		1,989 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	1,989 [3740]
10. Net Capital			93,848 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	6,005 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	50,000 [3760]
14. Excess net capital (line 10 less 13)	43,848 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	84,845 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1.liabilities from Statement of Financial Condition		90,027 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

GENERAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2009

SCHEDULE III

Reconciliation with Corporation's Computation
(Included in Part IIA of Form X-17A-5 as of July 31, 2009)

Net Capital, as reported in Corporation's Part IIA (Unaudited)	$ 93,848
Net Audit Adjustments - Rounding	-
Net Capital per Audit	$ 93,848

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

GENERAL SECURITIES CORPORATION

INTERNAL CONTROL REPORT

FOR THE YEAR ENDED JULY 31, 2009

BRUCE D. CULLEY CPA, PC
3000 Brooktree Lane, Suite 210
Gladstone, Mo. 64119
(816) 453-1040

September 20, 2009

Board of Directors
General Securities Corporation
North Kansas City, Missouri 64116

In planning and performing my audit of the financial statements of General Securities Corporation (the Company) for the year ended July 31, 2009, I considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by General Securities Corporation that I considered relevant to the objectives stated in rule 17a-5 (g) (1) to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11); (2) to make the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13; (3) to comply with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) to obtain and maintain physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred in to the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
General Securities Corporation
September 20, 2009

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at July 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Bruce Culley
Certified Public Accountant